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                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                             ---------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

                      PURSUANT TO SECTION 14(D)(4) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                             VITRONICS CORPORATION

                           (Name of Subject Company)

                             VITRONICS CORPORATION

                       (Name of Person Filing Statement)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                   928503101

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                             JAMES J. MANFIELD, JR.

                      PRESIDENT & CHIEF EXECUTIVE OFFICER

                             VITRONICS CORPORATION

                                 1 FORBES ROAD

                         NEWMARKET, NEW HAMPSHIRE 03857

                                 (603) 659-6550

           (Name, Address and Telephone Number of Persons Authorized

             to Receive Notice and Communications on Behalf of the

                         Person Filing this Statement)

                                   COPIES TO:

                             ROGER M. BARZUN, ESQ.

                               60 HUBBARD STREET

                          CONCORD, MASSACHUSETTS 01742

                                 (508) 287-4275

                                      AND

                            MICHAEL F. SWEENEY, ESQ.

                                DUFFY & SWEENEY

                            300 TURKS HEAD BUILDING

                         PROVIDENCE, RHODE ISLAND 02903

                                 (401) 455-0700

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                                  INTRODUCTION

    This Solicitation/Recommendation on Schedule 14D-9 (this "SCHEDULE 14D-9") relates to an offer by DTI Intermediate, Inc., a Delaware corporation, (the "PURCHASER"), a wholly-owned subsidiary of Dover Technologies International, Inc., a Delaware corporation, ("DOVER") (an indirect wholly-owned subsidiary of Dover Corporation, a Delaware corporation) to purchase all of the shares of the outstanding common stock of Vitronics Corporation, a Massachusetts corporation (the "COMPANY"). Capitalized terms used in this Schedule 14D-9 and not otherwise defined in it, shall have the meanings assigned to them in the Offer to Purchase dated September 9, 1997, a copy of which is filed as Exhibit (a)(1) to this
Schedule 14D-9 (the "OFFER TO PURCHASE.")

ITEM 1. SECURITY AND SUBJECT COMPANY.

    The subject company is Vitronics Corporation, a Massachusetts corporation, which has a principal address of 1 Forbes Road, Newmarket, New Hampshire 03857 and this Schedule 14D-9 relates to the common stock $0.01 par value per share of the Company (the "COMMON STOCK").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This Schedule 14D-9 relates to the tender offer disclosed in the Tender Offer Statement on Schedule 14D-1 dated September 9, 1997 filed with the Securities and Exchange Commission by Dover Corporation, Dover and the Purchaser relating to an offer by the Purchaser to purchase all of the outstanding shares of the Company's Common Stock (the "SHARES") at $1.90 per share, net to the seller in cash, without interest (the "OFFER PRICE") upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "OFFER").

    The principal executive offices of each of the Purchaser and Dover are located at One Marine Midland Plaza, Sixth Floor, East Tower, Binghamton, New York 13901-3280.

    The Offer is being made pursuant to an Agreement and Plan of Merger dated as of September 3, 1997 (the "MERGER AGREEMENT") among the Company, Dover and the Purchaser. A copy of the Merger Agreement is filed as Exhibit (c)(1) to this
Schedule 14D-9 and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, upon the satisfaction or waiver of certain conditions, the Purchaser and the Company will consummate a merger (the "MERGER"). The Merger Agreement is summarized in Item 3 of this Schedule 14D-9, below.

ITEM 3. IDENTITY AND BACKGROUND.

        (a) The name and address of the person filing this Schedule 14D-9 is set forth in Item 1, above.

        (b) Set forth below is a description of (i) the Merger Agreement; (ii) certain employment and stock option agreements and arrangements of certain officers and directors of the Company; and (iii) the Company's indemnification and insurance arrangements with respect to its officers and directors. Except as described in this Schedule 14D-9, there are no material contracts, agreements, arrangements or understandings or any potential or actual conflicts of interest between the Company or its affiliates and (i) the Company, (ii) Dover Corporation (iii) Dover, (iv) the Purchaser or (v) any of their respective executive officers, directors or affiliates.

THE MERGER AGREEMENT.

    The following is a summary of certain provisions of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement wich is filed as Exhibit (c)(1) to this Schedule 14D-9

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and incorporated herein by reference thereto. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in
Section 9 of the Offer to Purchase.

    THE OFFER. The Merger Agreement provides that the Purchaser will (i) commence the Offer and (ii) that subject to there being validly tendered and not withdrawn prior to the expiration of the Offer the number of Shares which represents at least sixty-six and two-thirds percent (66 2/3%) of the Shares outstanding on a fully diluted basis (the "MINIMUM CONDITION") and the satisfaction of the other conditions set forth in Section 14 to the Offer to Purchase, will consummate the Offer in accordance with its terms. The Merger Agreement also provides that without the written consent of the Company, the Purchaser will not decrease the Offer Price, decrease the number of Shares sought in the Offer, amend or waive the Minimum Condition or amend any condition of the Offer in a manner adverse to the holders of Shares except that (x) the Purchaser or Dover can waive the Minimum Condition without the written consent of the Company, and (y) if on the initial scheduled expiration date of the Offer, all conditions to the Offer have not been satisfied or waived, the Purchaser may, from time to time without the consent of the Company extend the expiration date for one or more periods totaling not more than thirty business days. If immediately prior to the initial expiration date of the Offer (as it may be extended), the Shares tendered and not withdrawn equal more than seventy-five percent (75%) of the outstanding Shares, but less than 90% of the outstanding Shares, the Purchaser may extend the Offer for a period not to exceed twenty business days, notwithstanding that all conditions to the Offer were satisfied as of the expiration date of the Offer. The Purchaser may also extend the initial expiration date or any extension thereof to comply with any legal or regulatory requirements. Notwithstanding the foregoing, the Offer may not be extended beyond the date of termination of the Merger Agreement.

    CONDITIONS TO THE OFFER. The Merger Agreement provides that notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), the Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission ("SEC"), including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended, (the "EXCHANGE ACT") (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate or amend the Offer as to any Shares not then paid for, if (i) any applicable waiting period under the Hart-Scott-Rodino Anti Trust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR ACT") has not expired or terminated, (ii) the Minimum Condition has not been satisfied, or (iii) at any time on or after the date of the Merger Agreement and before the time of acceptance for payment for any Shares, any of the following events occur or are determined by the Purchaser, in its judgment reasonably exercised, to have occurred:

        (a) there shall be threatened or pending any suit, action or proceeding by any court, arbitral tribunal, administrative agency or commission or other governmental or regulatory authority or agency (a "GOVERNMENTAL ENTITY") against the Purchaser, Dover, the Company or any subsidiary of the Company (i) seeking to prohibit or impose any material limitations on Dover's or the Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets, or to compel Dover or the Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Dover and their respective subsidiaries, in each case taken as a whole, (ii) challenging the acquisition by Dover or the Purchaser of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, or seeking to obtain from the Company, Dover or the Purchaser any damages that are material in relation to the Company and its subsidiaries taken as a whole, (iii) seeking to impose material limitations on the ability of the Purchaser, or render the Purchaser unable, to accept for payment, pay for or purchase

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    some or all of the Shares pursuant to the Offer and the Merger, (iv) seeking to impose material limitations on the ability of the Purchaser or Dover effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's shareholders, or (v) which otherwise is reasonably likely to have an effect materially adverse to the Company and its subsidiaries, taken as a whole;

        (b) any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated, or deemed applicable, pursuant to an authoritative interpretation by or on behalf of a Government Entity, to the Offer or the Merger, or any other action is taken by any Governmental Entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses
    (i) through (v) of paragraph (a) above;

        (c) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or the American Stock Exchange for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions); any decline in either the Dow Jones Industrial Average or the Standard & Poor's Index of 400 Industrial Companies or in the New York Stock Exchange Composite Index in excess of 15% measured from the close of business on the trading day next preceding the date of the Merger Agreement, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iv) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (v) any limitation (whether or not mandatory) by any United States governmental authority on the extension of credit generally by banks or other financial institutions, (vi) a change in general financial, bank or capital market conditions which materially and adversely affects the ability of financial institutions in the United States to extend credit or syndicate loans or (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

        (d) any events after the date of the Merger Agreement which, either individually or in the aggregate, would have a material adverse effect on the Company and its subsidiaries taken as a whole;

        (e) the Board of Directors of the Company withdraws or adversely modifies its approval or recommendation of the Offer, the Merger or the Merger Agreement;

        (f) the representations and warranties of the Company are not true and correct;

        (g) the Company fails to perform any obligation or to comply with any agreement or covenant to be performed or complied with by it under the Merger Agreement;

        (h) any person acquires beneficial ownership of at least 25% of the outstanding Common Stock of the Company;

        (i) the Merger Agreement is terminated in accordance with its terms.

    THE MERGER. Following the consummation of the Offer, the Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, at the election of Dover (i) the Company will be merged with and into the Purchaser and the separate corporate existence of the Company will thereupon cease, (ii) the Purchaser will be the successor or surviving corporation in the Merger and will continue to be governed by the laws of the State of Delaware, and (iii) all the rights, privileges, immunities, powers and franchises of the Company will vest in the surviving corporation and, except as otherwise provided for in the Merger Agreement, all obligations, duties, debts and liabilities of the Company will then be the obligations, duties, debts and liabilities of the surviving corporation. In the alternative, at the election of Dover, (i) the Purchaser will be merged with and into the Company and the separate corporate existence of the Purchaser will cease, (ii) the Company will be the successor or surviving corporation and will

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continue to be governed by the laws of the Commonwealth of Massachusetts, and
(iii) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises will continue unaffected by the Merger. In any event, the charter of the surviving corporation will be the charter of the surviving corporation immediately prior to the Effective Time, until thereafter amended as provided therein and under the Delaware or Massachusetts corporation law, as applicable, and the Bylaws of the surviving corporation will be the Bylaws of the Purchaser, as in effect immediately prior to the Effective Time.

    The obligations of the parties to effect the Merger are subject to the satisfaction on or prior to the Closing Date (as defined in the Merger Agreement) of each of the following conditions, any and all of which may be waived in whole or in part jointly by the Company and Dover to the extent permitted by applicable law: (a) the Merger Agreement is approved and adopted by the requisite vote of the holders of the Shares, if required by applicable law in order to consummate the Merger; (b) no statute, rule or regulation has enacted or promulgated by any governmental authority which prohibits the consummation of the Merger; and there is no order or injunction of a court of competent jurisdiction in effect precluding consummation of the Merger; (c) Dover, the Purchaser or their affiliates have purchased Shares pursuant to the Offer, except that this condition does not apply if Dover, the Purchaser or their affiliates have failed to purchase Shares pursuant to the Offer in breach of their obligations under the Merger Agreement; and (d) the applicable waiting period under the HSR Act has expired or been terminated. In addition, the obligations of Dover and the Purchaser to consummate the Merger are further subject to the fulfillment of the condition that the Company has complied with its obligations regarding stock options, described below.

    The Merger becomes effective on the date on which a Certificate of Merger is duly filed with the Secretary of State of the state of incorporation of the surviving corporation or at such time as is agreed upon by the parties and specified in the Certificate of Merger. That time is referred to as the "EFFECTIVE TIME." At the Effective Time, as a result of the Merger and without any action on the part of the holders of any Shares, each issued and outstanding share of the Purchaser's common stock will be converted into and become one fully paid and non-assessable share of common stock of the surviving corporation.

    Each issued and outstanding Share other than Shares which are held by shareholders exercising appraisal rights under Massachusetts law will be converted into the right to receive the Offer Price, without interest (the "MERGER CONSIDERATION"), upon surrender of the certificate representing the Share. The converted Shares will no longer be outstanding and will automatically be canceled and retired and will cease to exist, and each holder of a certificate representing any such Shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon the surrender of the certificate in accordance with the Merger Agreement, without interest, or the right, if any, to receive payment from the surviving corporation of the "fair value" of the Shares as determined in accordance with Massachusetts law.

    THE COMPANY'S BOARD OF DIRECTORS. The Merger Agreement provides that promptly upon the purchase of and payment for Shares by the Purchaser which represent at least a majority of the outstanding Shares, Dover will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of the total number of directors on the Board (giving effect to the directors designated by Dover pursuant to this sentence) multiplied by the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding. Upon the request of Dover, the Company will use its best reasonable efforts promptly either to increase the size of its Board of Directors, including amending the Bylaws of the Company if necessary to so increase the size of the Company's Board of Directors, or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Dover's designees to be so elected to the Company's Board of Directors. At that time, the Company will, if requested by Dover also cause persons designated by Dover to constitute at least the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors of (i) each committee of the

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Company's Board of Directors, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board.

    Following the election or appointment of the Purchaser's designees and prior to the earlier to occur of (i) the Effective Time or (ii) November 21, 1997, any amendment or termination of the Merger Agreement, grant by the Company of any extension for the performance or waiver of the obligations or other acts of the Purchaser or Dover, waiver of the Company's rights under the Merger Agreement, or action with respect to the Company's employee benefit plans or option agreements, will require the concurrence of a majority of the Company's directors then in office who were directors on the date of the Merger Agreement or are directors (other than directors designated by the Purchaser) designated by such directors to fill any vacancy (the "CURRENT DIRECTORS"). In addition, following the election or appointment of the Purchaser's designees and prior to the earlier to occur of (i) the Effective Time or (ii) November 21, 1997, neither Dover, the Purchaser nor any such designee will cause the Company to take any action or fail to take any action that would cause or result in any obligation of the Company or condition under the Merger Agreement not being satisfied without the concurrence of a majority of the Company's directors then in office who are Current Directors. In addition, no Current Director will be removed except for cause, and the Purchaser agrees to cause its designees to vote for the election of any designee of the Current Directors to fill a vacancy if any Current Director ceases to be a director.

    SHAREHOLDERS' MEETING. The Merger Agreement provides that if required by applicable law in order to consummate the Merger, the Company, acting through its Board of Directors, will convene a special meeting of its shareholders (the "SPECIAL MEETING") as promptly as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer. The Special Meeting will take action on the approval of the Merger and the adoption of the Merger Agreement. The Company will also prepare, file with the SEC and mail to its shareholders a proxy or information statement relating to the Merger and the Merger Agreement to obtain the necessary approvals thereof. The proxy or information statement will contain the recommendation of the Board of Directors that shareholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement, and Dover will vote, or cause to be voted, all of the Shares then owned by it, by the Purchaser or by any of its other subsidiaries and affiliates in favor of the approval of the Merger and the approval and adoption of the Merger Agreement. In the event that Dover, the Purchaser and any other subsidiaries of Dover acquire in the aggregate at least 90% of the outstanding Shares of the Company pursuant to the Offer or otherwise, the Company, Dover and the Purchaser agree that at the request of Dover and subject to the conditions to the consummation of the Merger, they will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acquisition without a meeting of shareholders of the Company, in accordance with Massachusetts law.

    STOCK OPTIONS. The Merger Agreement provides that at the Effective Time, each holder of a then outstanding option (collectively, the "OPTIONS") to purchase Shares granted by the Company, whether or not then exercisable, will receive for each Share subject to such Option an amount (subject to any applicable withholding tax) in cash equal to the difference between the Offer Price and the per-Share exercise price of such Option. The Company has agreed that prior to the Effective Time it will use reasonable efforts to obtain all consents or releases from holders of Options to this treatment of their Options that are required by the Company's option plans or the option agreements themselves other than from holders of Options with a per-share exercise price in excess of the Offer Price. The Company has also agreed to take all action necessary to ensure that (i) the Company's 1995 Key Employees Stock Option Plan (the "STOCK OPTION PLAN") will be terminated as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries will be canceled as of the Effective Time, and (ii) following the Effective Time, (a) no participant in any Stock Option Plan or other plans, programs or arrangements will have any right thereunder to acquire equity securities of the Company, the surviving corporation or any subsidiary thereof and all such plans will have been terminated, and (b) the Company will not be bound by any convertible security, option, warrant, right or agreement which would entitle any person to own any capital stock of the Company, the surviving corporation or any of its subsidiaries.

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    INTERIM OPERATIONS; COVENANTS.  Pursuant to the Merger Agreement, the
Company has agreed that, except as expressly contemplated by the Merger Agreement or as agreed to in writing by Dover, prior to the time the designees of Dover constitute a majority of the Board of Directors of the Company (the "APPOINTMENT DATE") --

        (a) the business of the Company and its subsidiaries will be conducted only in the ordinary and usual course (other than actions necessary to consummate the transactions described in the Merger Agreement) and, to the extent consistent therewith, each of the Company and its subsidiaries will use its best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners;

        (b) the Company will not, directly or indirectly, (i) except upon exercise of Options or other rights to purchase shares of Common Stock, issue, sell, transfer or pledge or agree to sell, transfer or pledge any treasury stock of the Company or any capital stock of any of its subsidiaries beneficially owned by it, (ii) amend its Articles of Incorporation or Bylaws or similar organizational documents; or (iii) split, combine or reclassify the outstanding Shares or any outstanding capital stock of any of the subsidiaries of the Company;

        (c) neither the Company nor any of its subsidiaries will (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries, other than Shares reserved for issuance on the date of the Merger Agreement pursuant to the exercise of Options outstanding on the date of the Merger Agreement ; (iii) transfer, lease, license, sell or dispose of any assets, or incur any indebtedness or other liability other than in the ordinary course of business, or mortgage, pledge or encumber any assets or modify any indebtedness; or (iv) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

        (d) neither the Company nor any of its subsidiaries will (i) grant any increase in the compensation payable to its executive officers or (ii) adopt any new, or amend or otherwise increase, or accelerate the payment or vesting of the amounts payable or to become payable under any existing bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan, agreement or arrangement; or (iii) enter into any employment or severance agreement with or, except in accordance with the existing written policies of the Company, grant any severance or termination pay to any officer, director or employee of the Company or any of its subsidiaries;

        (e) neither the Company nor any of its subsidiaries will permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without notice to Dover;

        (f) neither the Company nor any of its subsidiaries will enter into any contract or transaction relating to the purchase of assets other than in the ordinary course of business;

        (g) neither the Company nor any of its subsidiaries will change any of the accounting methods used by it unless required by generally accepted accounting principles ("GAAP"), neither the Company nor any of its subsidiaries will make any material Tax election, change any material Tax election already made, adopt any material Tax accounting method, change any material Tax accounting method unless required by GAAP, enter into any closing agreement, settle any Tax claim or assessment or consent to any Tax claim or assessment or any waiver of the statute of limitations for any such claim or assessment; and

        (h) neither the Company nor any of its subsidiaries will enter into any agreement with respect to the foregoing or take any action with the intent of causing any of the conditions to the Offer not to be satisfied.

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    NO SOLICITATION.  Pursuant to the Merger Agreement, the Company has agreed that neither the Company nor any of its subsidiaries will (and the Company and its subsidiaries will cause their respective officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Dover or any of its affiliates or representatives) concerning any proposal or offer to acquire all or a substantial part of the business and properties of the Company or any of its subsidiaries or any capital stock of the Company or any of its subsidiaries, whether by merger, tender offer, exchange offer, sale of assets or similar transactions involving the Company or any subsidiary, division or operating or principal business unit of the Company (an "ACQUISITION PROPOSAL"), except that the Merger Agreement does not prohibit the Company or the Company's Board of Directors from (i) taking and disclosing to the Company's shareholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, or (ii) making such disclosure to the Company's shareholders as, in the good faith judgment of the Board of Directors, after receiving advice from outside counsel, is required under applicable law; provided that, except as permitted under the Merger Agreement, neither the Board of Directors of the Company nor any committee thereof will (x) approve or recommend or propose to approve or recommend any Acquisition Proposal, (y) enter into any agreement with respect to any Acquisition Proposal, or (z) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Dover or the Purchaser, the approval or recommendation by the Board of Directors or by any such committee of the Offer, the Merger Agreement or the Merger. The Company has also agreed to cease any existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing.

    The Merger Agreement provides that notwithstanding the foregoing, prior to the acceptance of Shares pursuant to the Offer constituting the Minimum Condition, the Company may furnish information concerning its business, properties or assets to any corporation, partnership, person or other entity or group pursuant to appropriate confidentiality agreements, and may negotiate and participate in discussions and negotiations with such entity or group concerning an Acquisition Proposal if (x) such entity or group has on an unsolicited basis submitted a bona fide written proposal to the Company relating to any such transaction which the Board of Directors determines in good faith, after receiving advice from Scott-Macon Securities, Inc. or a nationally recognized investment banking firm, represents a superior transaction to the Offer and the Merger and which the Board of Directors determines in good faith can be fully financed and (y) in the opinion of the Board of Directors of the Company, only after receipt of advice from outside legal counsel to the Company, the failure to provide such information or access or to engage in such discussions or negotiations could reasonably be expected to cause the Board of Directors to violate its fiduciary duties to the Company's shareholders under applicable law (an Acquisition Proposal which satisfies clauses (x) and (y) being referred to herein as a "SUPERIOR PROPOSAL"). The Company will within one business day following receipt of a Superior Proposal notify Dover of the receipt of the same and will promptly provide to Dover any material non-public information regarding the Company that has been provided to any other party which was not previously provided to Dover. At any time after two business days following notification to Dover of the Company's intent to do so (which notification will include the identity of the bidder and a complete summary of the material terms and conditions of the proposal) and if the Company has otherwise complied with the terms of the Merger Agreement, the Board of Directors may withdraw or modify its approval or recommendation of the Offer.

    In the event of a Superior Proposal which (i) is to be paid entirely in cash and (ii) is not subject to any financing condition or contingency, the Company may enter into an agreement with respect to the Superior Proposal no sooner than four days after giving Dover written notice of its intention to enter into such agreement; provided that the Purchaser or Dover has not, prior to the expiration of the four-day period, advised the Company of its intention to raise the Offer Price to match the Superior Proposal. Upon expiration of the four-day period without such action by the Purchaser or Dover, the Company may enter into an agreement with respect to the Superior Proposal (with the bidder and on terms no less favorable than those specified in such notification), provided that concurrently with entering into the agreement the Company pays or causes to be paid to Dover an amount equal to the greater of $750,000, or an amount equal to Dover's actual, reasonable and reasonably documented out-of-pocket fees and expenses incurred by Dover and the Purchaser in connection with the Offer, the Merger, the Merger Agreement, the consummation of the transactions contemplated under the Merger Agreement and the financing therefor, provided that in no event will the Company be obligated to pay any such fees and expenses in excess of $1,000,000.

    INDEMNIFICATION. The Merger Agreement provides that for six years after the Effective Time, Dover and the surviving corporation (or any successor to the surviving corporation) agree jointly to indemnify, defend and hold harmless the present and former officers and directors of the Company and its subsidiaries, and persons who become any of the foregoing prior to the Effective Time against all losses, claims, damages, liabilities, costs, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the written consent of Dover or the surviving corporation which consent may not unreasonably be withheld)) arising out of actions or omissions occurring at or prior to the Effective Time to the full extent permissible under applicable Massachusetts law, the terms of the Company's Articles of Incorporation or the Bylaws, as in effect at the date of the Merger Agreement, provided that, in the event any claim or claims are asserted or made within the six-year period, all rights to indemnification in respect of any such claims will continue until they are disposed of.

    REPRESENTATIONS & WARRANTIES. The Company has made customary representations and warranties to Dover and the Purchaser pursuant to the Merger Agreement with respect to, among other things, its organization, capitalization, financial statements, public filings, conduct of business, employee benefit plans, intellectual property, employment matters, compliance with laws, tax matters, litigation, environmental matters, the vote required to approve the Merger Agreement, undisclosed liabilities, information in the proxy or information statement, and the absence of any material adverse effect on the Company since December 31, 1996.

    TERMINATION; FEES. The Merger Agreement may be terminated and the transactions contemplated by the Merger Agreement may be abandoned at any time prior to the Effective Time, whether before or after shareholder approval thereof

        (a) by the mutual written consent of Dover and the Company; or

        (b) by either of the Company or Dover: (i) if (x) the Offer expires without any Shares being purchased or (y) the Purchaser does not accept for payment all Shares tendered pursuant to the Offer by November 17, 1997; provided, however, that the right to terminate the Merger Agreement is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Dover or the Purchaser, as the case may be, to purchase the Shares pursuant to the Offer on or prior to such date; or(ii) if any Governmental Entity issues an order, decree or ruling or takes any other action (which order, decree, ruling or other action the parties are obliged to use their reasonable efforts to lift), which permanently restrains, enjoins or otherwise prohibits the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and the order, decree, ruling or other action becomes final and non-appealable; or

        (c) by the Company (i) if Dover, the Purchaser or any of their affiliates fail to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, that the Company may not terminate the Merger Agreement if the Company is at the time in breach of its obligations under the Merger Agreement such as to cause a material adverse effect on the Company; or (ii) if Dover or the Purchaser have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to Dover or the Purchaser, as applicable; or (iii) in connection with entering into a definitive agreement in accordance with a Superior Proposal, provided it has complied with all provisions of the Merger Agreement, including the notice provisions, and that it makes simultaneous payment of an amount equal to the greater of $750,000 or an amount equal to Dover's actual, reasonable and reasonably documented out-of-pocket fees and expenses incurred by Dover and the Purchaser in connection with the Offer, the Merger, the Merger Agreement, the consummation of the transactions contemplated by the Merger Agreement and the financing therefor, provided that in no event will the Company be obligated to pay any such fees and expenses in excess of $1,000,000; or

        (d) by Dover (i) if, due to an occurrence, not involving a breach by Dover or the Purchaser of their obligations hereunder, which makes it impossible to satisfy any of the conditions to the Offer set forth in
    Section 14 of the Offer to Purchase, Dover, the Purchaser, or any of their affiliates fails to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; (ii) if prior to the purchase of Shares pursuant to the Offer, the Company has breached any representation, warranty, covenant or other agreement contained in the Merger Agreement which (A) would give rise to the failure of a condition set forth in paragraph (f) or (g) of Section 14 of the Offer to Purchase hereto and (B) cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to the Company; or (iii) upon the occurrence of any event set forth in paragraph (e) of
    Section 14 of the Offer to Purchase.

    In accordance with the Merger Agreement, if (1) Dover terminates the Merger Agreement pursuant to clause (d)(iii) of the immediately preceding paragraph,
(2) the Company terminates the Merger Agreement pursuant to clause (c)(iii) of the immediately preceding paragraph, or (3) either the Company or Dover terminates the Merger Agreement pursuant to clause (b)(i) of the immediately preceding paragraph and prior thereto there shall have been publicly announced another Acquisition Proposal or an event set forth in paragraph (h) of Section 14 of the Offer to Purchase has occurred, the Company will pay to Dover an amount equal to the greater of $750,000 or an amount equal to Dover's actual, reasonable and reasonably documented out-of-pocket fees and expenses incurred by Dover and the Purchaser in connection with the Offer, the Merger, the Merger Agreement, the consummation of the transactions contemplated by the Merger Agreement and the financing therefor, provided that in no event will the Company be obligated to pay any such fees and expenses in excess of $1,000,000.

    The Merger Agreement also provides that if the Company terminates the Merger Agreement pursuant to (1) clause (b), or (2) clause (c)(i) or clause (c)(ii) of the immediately preceding paragraph, then Dover will pay to the Company an amount equal to the Company's reasonable legal fees and expenses incurred, as of the date of the termination, with respect to Merger Agreement and the transactions contemplated in it.

EMPLOYMENT AND STOCK OPTION AGREEMENTS.

    JAMES J. MANFIELD, JR. In March 1995, the Company renewed its March 2, 1992 employment agreement with James J. Manfield, Jr. for a one-year period. The agreement is automatically renewed for additional one-year periods unless terminated by the Company on notice given 90 days prior to the end of a twelve-month period, in which event the Company will continue to pay him his then current salary for a period of 12 months. If termination of his employment is by the Company without cause or for disability, payment of salary is to continue for a period of (i) 12 months if the termination occurs before a "Change in Control" or an "Approved Change in Control" or after an Approved Change in Control; (ii) 24 months if the termination occurs after a Change in Control; (iii) 24 months if Mr. Manfield resigns his employment after a Change in Control because his duties, responsibilities or conditions of employment are materially reduced or because of a breach of his employment agreement by the Company; or (iv) six months if after an Approved Change in Control, his duties, responsibilities or conditions of employment are materially reduced, and if he has not obtained employment within the first six months, up to an additional six months or until he finds employment, whichever occurs first. The agreement provides for payment by the Company of a minimum annual base salary of $140,000.

    A Change in Control is defined as a circumstance in which control (as defined in the securities laws) of the Company has changed or the acquisition by a person or entity of 50% or more of the voting power of the Company; or if the persons who constitute a majority of the Board of Directors at the time the agreement was executed no longer represent such majority other than by reason of nominations made by such majority. An Approved Change in Control means a Change in Control that is approved by such majority. The Change in Control that will result from the consummation of the Offer to Purchase and the Merger would constitute an Approved Change in Control of the Company. Mr. Manfield's employment agreement and the renewal are filed as Exhibits (c)(2)(i) and (ii) to this Schedule 14D-9.

    Mr. Manfield currently holds five-year non-qualified stock options granted to him in each of December 1992, 1993 and 1994 to purchase in the aggregate 125,000 shares of Common Stock at prices ranging from $0.56 to $1.31 per share. The option shares become subject to purchase in installments of 20% of the shares on the grant date and on each of the subsequent four anniversaries of the grant date.

    On September 3, 1997, Mr. Manfield and Dover entered into an employment arrangement to come into effect only upon the Effective Time of the Merger. It provides for the employment of Mr. Manfield at his current annual salary of $157,000 for two years to assist (for a period not to exceed one year) the President of Soltec International, N.V , a subsidiary of Dover, which is in the same business as the Company ("SOLTEC"), in the transition and consolidation of the two businesses. Under the arrangement, Mr. Manfield is eligible for an increase in salary in early 1998 commensurate with salary increases given to other senior executives of the consolidated entities if he is then still engaged in the consolidation process. The arrangement also provides for the payment to Mr. Manfield of a bonus for the nine months ended September 30, 1997 pursuant to the Company's current bonus plan and a bonus in January 1999 of $50,000 provided that he has not actively hindered the transition and consolidation process. If the transition and consolidation process is completed prior to the expiration of the two-year period of the arrangement, Mr. Manfield will be free to pursue other interests, but for the balance of the two-year period will continue to receive his salary and, unless and until he commences full-time employment, his current health and other Company benefits. Mr. Manfield's employment arrangement with Dover is filed as Exhibit (c)(2)(iii) to this Schedule 14D-9.

    ALBERT J. CHANASYK. Mr. Chanasyk, Vice President of Research and Development, currently holds six-year stock options granted to him in December 1995 and December 1996 to purchase 30,000 Shares at $2.37 per share and 10,000 shares at $1.00, respectively.

    DANIEL J. SULLIVAN. Mr. Sullivan, Vice President-Controller of the Company, entered into an employment agreement with the Company dated as of January 1, 1995. The agreement provides for an initial term of one year and automatic annual renewals thereafter unless the Company gives Mr. Sullivan at least notice of non-renewal at least ninety days prior to the expiration of the initial term or any annual renewal term. In the event of a non-renewal, the Company is obligated to pay him his then current salary for three months after the end of the term or a renewal term, as the case may be. The agreement provides for the payment of a minimum salary of $67,500. In the event that the Company terminates his employment without cause, it is obligated to continue to pay him his then current salary for three months unless termination occurs after a Change in Control (which is not an Approved change in Control), in which event the Company is obligated to continue to pay him his salary for an additional six months. Mr. Sullivan may resign his employment if his duties, responsibilities or conditions of employment are materially reduced or because of a breach of his employment agreement by the Company. If he does so, the Company is obligated to continue to pay him his then current salary for a period of twelve months if the resignation occurs after a Change in Control or for three months and up to an additional three months or until he finds employment (whichever occurs first) if such resignation occurs after an Approved Change in Control. See the description of Mr. Manfield's employment agreement, above, for the meaning of "Change in Control" and "Approved Change in Control."

    Mr. Sullivan also participates in the Company's health and other benefit plans and at the discretion of the Chief Executive Officer and the Board of Directors in a bonus plan. Mr. Sullivan's employment agreement is filed as Exhibit (c)(3) to this Schedule 14D-9.

    Mr. Sullivan currently holds a six-year incentive stock option granted to him in August 1997 to purchase 25,000 shares of Common Stock at a price of $1.09 per share. The option shares become subject to purchase in installments of 20% of the shares on each of the first five anniversaries of the grant date. The option replaced several options that had expired at the time Mr. Sullivan rejoined the Company after a short hiatus.

    THOMAS F. NASH. The Company entered into an employment agreement with Mr. Nash as of October 15, 1996 providing for employment through November 4, 1998 pursuant to which he is to serve as Vice President-Sales and Marketing. At the expiration of the agreement, his employment is to continue on a month to month basis. His salary under the agreement is $110,000 per year, he is entitled to participate in the Company's health and other benefit plans and to participate in a bonus plan at the discretion of the Chief Executive Officer and the Compensation Committee of the Board of Directors. The severance arrangements for Mr. Nash are the same as those described above to which Mr. Sullivan is entitled. Mr. Nash's employment agreement is filed as Exhibit (c)(4) to this
Schedule 14D-9.

    Mr. Nash currently holds a six-year incentive stock option granted to him in November 1996 to purchase 25,000 shares of Common Stock at a price of $1.09 per share. The option shares become subject to purchase in installments of 20% of the shares on each of the first five anniversaries of the grant date.

    Non-employee directors of the Company also currently hold non-qualified stock options to purchase shares of Common Stock granted during the period from December 1992 through December 1994, as follows: James R. Kanely, 20,000 at $2.34 per share; Allen H. Keough, 30,000 shares at $1.31 per share; and David R.
A. Steadman, 65,000 shares in the aggregate at prices ranging from $0.56 to $1.31 per share. The options have a duration of five to six years and vest over the first five years of the option in equal installments.

    Pursuant to the Company's option agreements, all unvested options will vest in full upon the occurrence of certain events, including the change in control of the Company that will occur upon consummation of the Tender Offer. The forms of option agreement adopted by the Company for the 1987 and 1995 Stock Option Plans are filed as Exhibits (c)(5) and (6) respectively.

    In addition, pursuant to the Merger Agreement, upon the consummation of the Merger, all officers, directors and employees, including those mentioned above, will receive a cash payment equal to the difference, if any, between the $1.90 Offer price per share and his or her option exercise price per share multiplied by the number of shares then subject to the option.

    Dover has agreed to honor the Company's 1997 discretionary bonus plan in accordance with the Company's past practice in which a bonus pool of 15% of pre-tax profits is allocated 75% for the grant of bonuses to senior management and 25% for the grant of bonuses to other employees (other than members of the sales organization). The bonus pool will be computed for the period from the beginning of the current year through September 30, 1997. Dover has also agreed to honor the Company's existing severance policies with respect to any employee whose employment is terminated as a result of the Merger.

THE COMPANY'S INDEMNIFICATION ARRANGEMENTS.

    Article 6I of the Company's Articles of Incorporation provides that no director of the Company shall be personally liable to the Company or its shareholders for monetary damages for a breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability. Article 6I further provides, however, that this limitation on the liability of a director does not eliminate or limit any liability of a director (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for distributions to one or more shareholders of the Company made in violation of the Articles of Incorporation or that are made when the Company is insolvent or that render it insolvent, if such distributions are not repaid, (iv) for loans made to officers or directors of the Company that are not repaid, if the director has voted for such loans and they have not been approve or ratified as loans reasonably expected to benefit the Company by a majority of directors who are not recipients of such loans or by the holders of a majority of voting shares who are not are not recipients of such loans, or (v) for any transactions from which the director derived an improper personal benefit. Article 6I of the Company's Articles of Incorporation is filed as Exhibit (c)(7)(i) to this
Schedule 14D-9.

    The Company's Bylaws provide that the Company shall to the fullest extent provided by law indemnify directors who is made a party to any threatened or pending action suit or proceeding, whether civil, criminal, administrative or investigative (other than a suit by or on behalf of the Company itself) by reason of his having served as a director or officer against costs and expenses including attorneys' fees and judgements, fines, penalties and amounts paid in settlement thereof if he acted in good faith in the belief that the action taken or omitted was in the best interests of the Company or in the best interests of participants and or beneficiaries of an employee benefit plan, if applicable and with respect to a criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. Similar indemnification is provided with respect to proceedings by or on behalf of the Company, unless he is adjudged liable for misconduct in the performance of his duty to the Company or in violation of state or federal securities laws and regulations. The Company is also authorized to indemnify officers of the Company. Paragraph 9 of the Company's Bylaws is filed as Exhibit (c)(7)(ii) of this Schedule 14D-9 and incorporated by reference herein.

    The Company carries officers and directors liability insurance in the amount of $1,000,000 that insures both the Company's indemnity obligations described above and the directors personally.

    Pursuant to the Merger Agreement, for six years after the Effective Time, Dover and the surviving corporation (or any successor to the surviving corporation) agree jointly to indemnify, defend and hold harmless the present and former officers and directors of the Company and its subsidiaries, and persons who become any of the foregoing prior to the Effective Time against all losses, claims, damages, liabilities, costs, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement. See "Merger Agreement -- Indemnification" in Item 3, above, of this Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    RECOMMENDATION OF THE BOARD OF DIRECTORS.

    The Board of Directors of the Company has unanimously approved the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the shareholders of the Company. Accordingly, the Board recommends that shareholders of the Company accept the Offer and tender their Shares. A copy of a letter dated September 9, 1997 to all of the shareholders of the Company communicating the recommendation of the Board is attached to this Schedule 14D-9 as Exhibit (a)(5).

    As set forth in the Offer, the Purchaser will purchase the Shares tendered prior to the expiration of the Offer if the conditions to the Offer have been satisfied. Shareholders considering not tendering their Shares in order to wait for the Merger should note that if the Minimum Condition (as defined below) is not satisfied or any of the other conditions to the Offer are not satisfied, the Purchaser is not obligated to purchase any Shares and can terminate the Offer and the Merger Agreement and not proceed with the Merger. If the Minimum Condition to the Offer satisfied, the purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other shareholders.

    The Offer is scheduled to expire on 12:00 midnight New York City Time on Monday, October 6, 1997 unless the Purchaser in accordance with the terms of the Merger Agreement elects to extend the period of time during which the Offer is open. A copy of the press releases issued by each of the Company and Dover on September 3, 1997 announcing the Merger and the Offer are filed as Exhibit
(a)(3) to this Schedule 14D-9 and are incorporated herein by reference in their entirety.

    BACKGROUND OF THE OFFER.

    The following description was prepared by the Company and Dover. Information about Dover and the Purchaser was provided by Dover. The Company takes no responsibility for the accuracy or completeness of any information regarding meetings or discussions in which the Company or its representatives did not participate.

    As early as June 1994, the Company's Board of Directors concluded that the Company must either merge with or acquire another company in its industry in order to expand its product offerings and its financial and customer base and to maximize shareholder value. This conclusion was based on the determination by the Board that the thermal processing equipment business, in which the Company was a leader, was becoming more international in scope, more competitive and more dependent for success on product innovation, price and delivery times. The Board concluded that to remain a strong competitor in this environment, the Company must achieve economies of scale by increasing in size and must have access to greater resources. The Board did not and does not believe that internal growth alone can accomplish these objectives. As a result, the Company initiated merger and acquisition discussions through investment banking firms with several companies in the industry. These discussions continued off and on for many months and included due diligence investigations of the Company and of the candidates, but none of the possible merger or acquisition proposals involved a valuation of the Company that the Board believed was fair and in the best interests of shareholders. Among these discussions were discussions between the President of Dover, its subsidiary Soltec International B.V., the Chief Executive Officer and the President of the Company and the Company's primary investment banker, Scott-Macon, Ltd. of New York, New York ("SCOTT-MACON") that commenced in April 1995 and which continued for several months. In May 1996, Dover concluded that a combination of Soltec and the Company would not be possible because the parties could not agree on valuation.

    In April of 1997, the Company was contacted by one of the companies with which it had had discussions in the past. As a result of this contact and the ensuing negotiations and discussions, a second company made a contact with the Company to express an interest in acquiring the Company for a cash price that the Board believed was at the lower end of an acceptable range. Discussions between Dover, Scott-Macon and officers of the Company commenced again in July 1997 and continued for several weeks. As a result of this contact, the Board held a meeting on July 24, 1997 and reviewed the status of the discussions it had had over the past three years. It was the consensus of the Board that Scott-Macon should contact all of the companies with which the Company had had discussions to request them to indicate the price, if any, at which they would be interested in acquiring the Company.

    During July and early August 1997, Scott-Macon received informal expressions of interest (subject again to performing due diligence investigations of the Company) from four companies at prices ranging from $1.35 per share in a combination of stock and cash to an all-cash price of $1.75 per share.

    On July 28, 1997, Dover's President met with the Company's Chief Executive Officer and its Vice President-sales and Marketing regarding the current status of the Company and on August 3, 1997 Soltec's President and the Company's Chief Executive Officer met at Heathrow Airport in London to discuss more details of a possible acquisition of the Company. On August 4, 1997 the Company received a proposed price from Dover in the $1.50 per share range, subject, however to a satisfactory due diligence review. On August 6, 1997 the Company's Board held a meeting and decided to proceed with another candidate that had expressed interest in an acquisition at a higher range. On August 7, 1997, the board of directors of Dover Corporation, Dover's parent company, authorized Dover to proceed to pursue the transaction.

    The Company's Board met again on August 11, 1997 to discuss with Scott-Macon the value of the cash and stock proposals. Since each of the interested companies had expressed in one fashion or another a desire to have a chance to improve their proposed prices, the Board determined that it should seek a higher price than those already discussed. On August 15, Dover conferred with Scott-Macon on the status of their proposal and concluded by improving their proposal to the $2.00 per share range.

    Because Dover's proposed price range was both significantly higher than those proposed by others and because it was in the range the Board believed was fair and adequate, the Company determined to grant to Dover an opportunity to conduct its due diligence investigation, which Dover committed to complete on an expedited basis.

    During the week of August 18, 1997, members of Dover's staff and its counsel visited the Company to do an examination (under the aegis of a confidentiality agreement with the Company) of the operations, finances and legal (including environmental) status of the Company. At the conclusion of this investigation Dover proposed a firm non-contingent price of $1.90 per share subject only to the negotiation, execution and delivery of a definitive agreement and plan of merger with the Company. The first draft of the Merger Agreement was received on August 23, 1997, and on August 27, 1997 the Board met to discuss its terms, to provide the Company's counsel with direction as to the key business areas of the Merger Agreement that needed improving and to discuss the effects of the significant legal provisions, including the termination provisions and the payment of a termination fee in certain circumstances.

    On September 3, 1997, the Board held a meeting to review a final draft of the Merger Agreement. Directors discussed merger terms that had changed since prior drafts, including the Offer, the treatment of option holders, the representations, warranties and covenants being made by the Company in the Merger Agreement and the termination provisions. At this meeting, Scott-Macon Securities, Inc., an affiliate of Scott-Macon, delivered to the Board of Directors its opinion to the effect that the consideration to be received by the Company's shareholders in the Offer and the Merger is fair to such shareholders from a financial point of view. The opinion of Scott-Macon Securities, Inc. is set forth in full in Exhibit (a)(4) to this Schedule 14D-9 and will be mailed to shareholders.

    At the conclusion of the meeting, the Board adopted formal resolutions by which it stated its opinion that the terms of the Offer and Merger are fair and in the best interests of the Company and its shareholders, and recommended to shareholders that they accept the Offer and tender their Shares. In addition, the Board authorized management to sign the Merger Agreement on behalf of the Company; granted to management the authority to negotiate improvements in the terms and conditions to the extent they are able to do so; and authorized the filing of this Schedule 14D-9. Following the Board meeting on September 3, 1997, each of the Company, Dover and the Purchaser executed and delivered to the other parties the Merger Agreement and the Company and Dover each issued a press release announcing the Offer and the Merger, copies of which are attached hereto as Exhibit (a)(3).

    REASONS FOR THE RECOMMENDATION.

    As described above, on September 3, 1997, the Board of Directors of the Company held a meeting at which directors unanimously (i) approved the Offer and the Merger; (ii) determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the shareholders of, the Company; and (iii) resolved to recommend that shareholders accept the Offer and tender their Shares.

    In arriving at a determination to recommend the Offer to shareholders, the Board of Directors considered, among other things, (i) the terms and conditions of the Merger Agreement; (ii) the approximately 38% premium represented by the Offer Price over the market value of the Company's stock as last reported on the American Stock Exchange on September 2, 1997, the last full trading day prior to the announcement of the Offer and the 21% premium the Offer Price represents over the highest closing price in the last twelve months; (iii) the all-cash nature of the transaction; (iv) the Board's knowledge of the Company's business, operations and properties and its assessment of the Company's future prospects;
(v) the fact that the Board's protracted and unsuccessful discussions and negotiations with other interested parties over many months reduces the likelihood that the Company will receive alternative offers on terms more favorable to the Company and its shareholders that those contained in the Merger Agreement; (vi) the potential effects of the transaction on the Company's employees and customers; (vii) the likelihood that the proposed Merger will take place as planned; (viii) the competitive and international nature of the thermal processing equipment industry; (ix) the fact that under the Merger Agreement, the Company is not prohibited from responding to any unsolicited Acquisition Proposal (as defined in the Merger Agreement) by another company to acquire the Company to the extent that the Board of Directors determines in good faith, after receiving advice from Scott-Macon Securities, Inc. or a nationally recognized investment banking firm, represents a superior transaction to the Offer and the Merger and which the Board of Directors determines in good faith can be fully financed and in the opinion of the Board of Directors of the Company, only after receipt of advice from outside legal counsel to the Company, the failure to provide such information or access or to engage in such discussions or negotiations could reasonably be expected to cause the Board of Directors to violate its fiduciary duties to the Company's shareholders under applicable law; (x) the fact that shareholders who believe the Offer is inadequate may exercise their rights to an appraisal of the value of their Shares in accordance with the provisions of Chapter 156B of the Massachusetts General Laws; and (xi) the opinion of Scott-Macon Securities, Inc., an affiliate of Scott-Macon, that the $1.90 per Share in cash to be received by the holders of Shares pursuant to the Offer and Merger Agreement is fair to such shareholders from a financial point of view.

       THE OPINION OF SCOTT-MACON SECURITIES, INC. CONTAINS A DESCRIPTION OF THE FACTORS THAT IT CONSIDERED, THE ASSUMPTIONS THAT IT MADE AND THE SCOPE OF REVIEW THAT IT UNDERTOOK IN RENDERING ITS OPINION. THE FULL TEXT OF THE OPINION IS FILED AS EXHIBIT (a)(4) TO THIS SCHEDULE 14D-9. SHAREHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY.

    The Board of Directors also took into consideration the fact that the consummation of the Offer and the Merger will deprive current shareholders of the Company of the opportunity to participate in its future growth prospects. Therefore, in reaching its conclusion to approve and recommend the Offer and the Merger, the Board determined that the historical results of operations and future prospects of the Company are adequately reflected in the Offer Price. In addition, the Board considered the possibility that, in the unlikely event that the Offer, but not the Merger is consummated, the number of shareholders could be significantly reduced, which in turn could adversely affect the liquidity and market value of the Shares. In reaching its conclusions, the Board did not assign relative weights to the specific factors that it considered.

    It is expected that if the Shares are not accepted for payment by the Purchaser in the Offer and if the Merger is not consummated, the Company's current management under the general direction of the Board of Directors will continue to manage the Company as an on-going business. However, the Company may under these circumstances continue to explore other possible strategic business combinations.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    In June 1994 the Company first retained Scott-Macon to assist in identifying possible acquisition or merger candidates. In August 1997, the Company revised its agreement with Scott-Macon to relate specifically to any transaction arising out of the discussions with possible merger partners that commenced in July 1997, as discussed above in Item 4 under the heading "BACKGROUND OF THE OFFER." The revised agreement provides for a payment to Scott-Macon of a fee based on the consideration to be paid for the Company. If all shares are purchased or exchanged at the $1.90 Offer price, the Company will pay Scott-Macon a fee of approximately $366,400. Effective August 28, 1997, the Company also retained Scott-Macon Securities, Inc., an affiliate of Scott Macon to render to the Board of Directors its opinion of the fairness of the Offer and Merger to the Company's shareholders for a fee of $75,000.

    Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

        (a) During the past 60 days, no transaction in the Shares has been effected by the Company or, to its knowledge, by any of its directors, executive officers, affiliates or subsidiaries.

        (b) To the best of the knowledge of the Company, pursuant to the Offer, all directors and executive officers of the Company presently intend to tender all Shares owned by them except for those Shares, if any, (i) held by such persons which, if tendered, could cause such persons to incur liability under Section 16(b) of the Securities Exchange Act of 1934, or (ii) with respect to which any such person acts in a fiduciary or representative capacity or is subject to the instructions of a third party.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

        (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

        (b) Except as set forth in this Schedule 14D-9, there is no transaction, board resolution, agreement in principle, or a signed contract in response to the Offer that relates to or would result in one or more of the matters referred to in Item 7(a), above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    The information contained in all of the Exhibits referred to in Item 9, below, is incorporated herein by this reference thereto.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)*       Offer to Purchase dated September 9, 1997.

(a)(2)*       Letter of Transmittal.

(a)(3)        Joint press release of the Company and Dover dated September 3, 1997.

(a)(4)*       Opinion of Scott-Macon Securities, Inc. dated September 3, 1997.

(a)(5)        Letter to Shareholders dated September 9, 1997 containing the recommendation of the Board of Directors of the Company regarding the Offer.

(c)(1)        Agreement and Plan of Merger dated September 3, 1997 among the Company, Dover and the Purchaser.

(c)(2)(i)+    Employment Agreement dated March 2, 1992 between the Company and James J.
              Manfield, Jr. (filed as Exhibit 10.12 to the Company's Annual Report on Form
              10-K for the year ended December 31, 1992.)

(c)(2)(ii)+   Amendment dated March 21, 1995 to Employment Agreement dated March 2, 1992 between the Company and James J. Manfield, Jr. (filed as Exhibit 10.12 to the
              Company's Annual Report on Form 10-K for the year ended December 31, 1995.)

(c)(2)(iii)   Employment arrangement between Dover Technologies International, Inc. and
              James J. Manfield, Jr. dated September 3, 1997.

(c)(3)        Employment Agreement dated as of January 1, 1995 between the Company and
              Daniel J. Sullivan.

(c)(4)        Employment Agreement dated as of October 15, 1996 between the Company and
              Thomas F. Nash.

(c)(5)+       Form of stock option agreement adopted for the 1987 Stock Option Plan (filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 1987.)

(c)(6)+       Form of stock option agreement adopted for the 1995 Stock Option Plan (filed as Exhibit 10.20 to the Company's Proxy Statement for the 1995 Annual Meeting
              of Shareholders).

(c)(7)(i) Article 6I of the Company's Articles of Incorporation regarding the limitation of liability of directors.

(c)(7)(ii) Article 5, Paragraph 9 of the Bylaws of the Company regarding the indemnification of officers and directors of the Company.

- ------------------------

*   Included in documents mailed to shareholders.

+   Incorporated herein by reference.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                VITRONICS CORPORATION

Date: September 8, 1997         By:  /s/ JAMES J. MANFIELD, JR.
                                     -----------------------------------------
                                     James J. Manfield, Jr.
                                     PRESIDENT & CHIEF EXECUTIVE OFFICER

                                 EXHIBIT INDEX

EXHIBIT NO.                                                  DESCRIPTION
- ------------------  ---------------------------------------------------------------------------------------------
(a)(1)              Offer to Purchase dated September 9, 1997.*
(a)(2)              Letter of Transmittal.*
(a)(3)              Press releases of the Company and Dover dated September 3, 1997.
(a)(4)              Opinion of Scott-Macon Securities, Inc. dated September 3, 1997.
(a)(5)              Letter to Shareholders dated September 9, 1997 containing the recommendation of the Board of
                    Directors of the Company regarding the Offer.
(c)(1)              Agreement and Plan of Merger dated September 3, 1997 among the Company, Dover and the
                    Purchaser.
(c)(2)(i)+          Employment Agreement dated March 2, 1992 between the Company and James J. Manfield, Jr.
                    (filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended
                    December 31, 1992.)
(c)(2)(ii)+         Amendment dated March 21, 1995 to Employment Agreement dated March 2, 1992 between the
                    Company and James J. Manfield, Jr. (filed as Exhibit 10.12 to the Company's Annual Report on
                    Form 10-K for the year ended December 31, 1995.)
(c)(2)(iii)         Employment arrangement between Dover Technologies International, Inc. and James J. Manfield,
                    Jr. dated September 3, 1997.
(c)(3)              Employment Agreement dated as of January 1, 1995 between the Company and Daniel J. Sullivan.
(c)(4)              Employment Agreement dated as of October 15, 1996 between the Company and Thomas F. Nash.
(c)(5)+             Form of stock option agreement adopted for the 1987 Stock Option Plan (filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 1987.)
(c)(6)+             Form of stock option agreement adopted for the 1995 Stock Option Plan (filed as Exhibit 10.20 to the Company's Proxy Statement for the 1995 Annual Meeting of Shareholders).
(c)(7)(i)           Article 6I of the Company's Articles of Incorporation regarding the limitation of liability of directors.
(c)(7)(ii)          Article 5, Paragraph 9 of the Bylaws of the Company regarding the indemnification of officers and directors of the Company.

- ------------------------

*   Included in documents mailed to shareholders.

+   Incorporated herein by reference.